Exhibit 99.1

July 20, 2021	News Release 21-13

Pretivm Provides Notice of Second Quarter 2021 Operational and Financial Results Release Date and Conference Call Details

Vancouver, British Columbia, July 20, 2021; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) will release second quarter 2021 operational and financial results after market close on Thursday, August 12th, 2021. The webcast and conference call to discuss Q2 2021 will take place Friday, August 13th, 2021 at 7:30 am PT (10:30 am ET) and can be accessed at www.pretivm.com.

Second quarter 2021 webcast and conference call details:

Friday, August 13, 2021 at 7:30 am PT (10:30 am ET)
Webcast	www.pretivm.com
Toll Free (North America)	1-800-319-4610
International and Vancouver	604-638-5340

About Pretivm

Pretivm is an intermediate gold producer with the high-grade gold underground Brucejack Mine.

For further information contact:

Troy Shultz
Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

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